

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 28, 2008

Mr. Alan M. Brown
Chief Executive Officer
Tombstone Exploration Corporation
1515 Red Top Rd
P.O. Box 1280
Tombstone, AZ 85638

> **RE:** **Tombstone Exploration Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed July 15, 2008**
> **File No. 0-29922**

Dear Mr. Brown:

We reviewed your response letter dated September 22, 2008 to our comment letter dated August 15, 2008 and the draft of your proposed amendment submitted with your response, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that page references identified below refer to the proposed amendment submitted with your response.

General

1. Please include an explanatory note at the forepart of the document that explains the nature of and reasons for each of the revisions to the original filing.

Item 15. Controls and Procedures, page 37

2. We note your proposed revisions in response to comment four in our letter dated August 15, 2008. Please revise to include a statement in substantially the form specified in Item 15T(b)(4) of Form 20-F.

Report of Independent Auditor, page F-2

3. Please have your independent auditor refer to the financial statements for the years
    ended December 31, 2006 and December 31, 2007 as "restated." Also have them
    include an explanatory paragraph referencing the financial statement footnote where
    the restatements are discussed.

Consolidated Financial Statements, page F-3

4. Please identify the financial statements for the year ended December 31, 2006 as
    "restated" and revise footnote 10 to address both the fiscal 2007 and fiscal 2006
    restatements. Please note that this should obviate the need for you to also amend the
    fiscal 2006 Form 20-F.

5. Please tell us why you omitted the cumulative data required by SFAS 7. To the
    extent you determine that such cumulative data is required, please refer to footnote 7
    of SFAS 7 regarding the determination of your inception date. It remains unclear to
    us why you consider January 1, 2003 as your inception date.

Note 3. Mineral Properties, page F-11

6. We note the proposed revisions to your disclosure in response to comment 13 in our
    letter dated August 15, 2008. As previously requested, please clarify the nature of the
    acquired mineral rights or "mineral properties," indicating whether you acquired the
    mineral rights alone, or whether you also acquired the related land surfaces. Also,
    please tell us in detail and disclose the facts and circumstances that resulted in your
    determination in September 2008 that the acquisition cost of the mineral properties
    was fully impaired as of December 31, 2006. Be sure to address how and why the
    entire cost of the acquired mineral properties became impaired in the short amount of
    time between the acquisition of the properties/rights on November 27, 2006 and
    December 31, 2006. Finally, please tell us and disclose why such impairment was
    not previously discovered and recorded in the financial statements included in Forms
    20-F filed July 17, 2007 or July 15, 2008.

Note 5. Common Shares, page F-11

7. We note your proposed revisions in response to comment 12 in our letter dated
    August 15, 2008. Please revise to clarify how you determine the measurement date
    for equity instruments issued to other than employees for acquiring goods or services.
    Refer to Issue 1 of EITF 96-18.

Note 7. Gain (Loss) on Forgiveness of Debt, page F-12

8. Please tell us why you have recognized losses on the transactions discussed in notes 7(a) and 7(b). In this regard, SFAS 123R establishes that transactions in which equity instruments are issued to non-employees in exchange for services should be measured at the fair value of the services received *or* the fair value of the equity instruments issued, *whichever is more reliably measured*. Based on this guidance, we would not expect you to record a loss on such an exchange transaction for the difference between the estimated fair values of the equity instruments issued over the estimated fair value of the services received.

Note 10. Restatement, page F-14

9. Please revise to disclose the nature and amount of each revision to the financial statements. Also disclose the effect of the correction of *each* error on each financial statement line item.   Based on your current disclosure, it is not clear how you arrived at the aggregate adjustment to the various financial statement line items. Refer to paragraph 26 of SFAS 154.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Accounting Branch Chief